James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 7 July 2023 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 6 July 2023. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett.

6/07/2023 James Hardie Industries PLC Group Company Secretary Second Floor, Europa House Harcourt Centre Harcourt Street Dublin 2, D02 WR20 Ireland Dear Sir/Madam, Re: Disclosure of holding below 7% threshold AustralianSuper Pty Ltd (“AustralianSuper”) has a relevant share capital holding (as defined in Section 1047 of the Companies Act 2014) in James Hardie Industries PLC which requires disclosure under Section 1048 and/or Section 1050 of the Companies Act 2014, further particulars of which are set out below. As at 29 June 2023, there was an aggregated interest in James Hardie Industries PLC Chess Depository Interests of 6.75% ordinary share capital. This was based on 29,703,148 shares held and a total of 440,122,249 total voting shares. A previous announcement of 7.01% interest in relevant share capital based on a total of 31,055,856 total voting shares was disclosed on 09 August 2022 for value date 02 August 2022. Yours faithfully Andrew Lazar Head of Compliance, Investments & Fund Services

The Registered holder of all shares is: JP Morgan Nominees Australia Limited 85 Castlereagh Street, Sydney NSW 2000 Date Number of CDIs % held 29/06/2023 29,703,148 6.75%